                                                                    EXHIBIT 12.2

                          Archstone Communities Trust
                 Computation of Ratio of Earnings to Combined
                  Fixed Charges and Preferred Share Dividends

                         (Dollar amounts in thousands)

                                  (Unaudited)

                                                           Year Ended December 31,
                                          ---------------------------------------------------------
                                            1999        1998      1997/(1)/      1996        1995
                                          --------    --------    ---------    --------    --------
Earnings from operations................  $167,279    $133,926     $24,686     $ 94,089    $ 81,696
Add:
  Interest expense......................   121,494      83,350      61,153       35,288      19,584
                                          --------    --------     -------     --------    --------
Earnings as adjusted....................  $288,773    $217,276     $85,839     $129,377    $101,280
                                          ========    ========     =======     ========    ========
Combined fixed charges and Preferred
 Share dividends:
  Interest expense......................  $121,494    $ 83,350     $61,153     $ 35,288    $ 19,584
  Capitalized interest..................    31,912      29,942      17,606       16,941      11,741
                                          --------    --------     -------     --------    --------
    Total fixed charges.................   153,406     113,292      78,759       52,229      31,325
                                          --------    --------     -------     --------    --------
  Preferred Share dividends.............    23,731      20,938      19,384       24,167      21,823
                                          --------    --------     -------     --------    --------
Combined fixed charges and Preferred
 Share dividends........................  $177,137    $134,230     $98,143     $ 76,396    $ 53,148
                                          ========    ========     =======     ========    ========
Ratio of earnings to combined fixed
 charges and Preferred Share dividends..       1.6         1.6         0.9          1.7         1.9
                                          ========    ========     =======     ========    ========

(1) Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring Archstone's REIT and property management companies from Security Capital. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Share dividends by $12.3 million for the year ended December 31, 1997. Excluding this charge, the ratio of earnings to combined fixed charges and Preferred Share dividends for the year ended December 31, 1997 would be 1.6.